SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

GLOBAL DIVERSIFIED INDUSTRIES, INC.
(Name of the Issuer)

GLOBAL DIVERSIFIED INDUSTRIES, INC.
PHILLIP HAMILTON
(Names of Persons Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

37942D104
(CUSIP Number of Class of Securities)

Phillip Hamilton
Chairman and Chief Executive Officer
1200 Airport Drive, Chowchilla, CA 93610
(559) 665-5800

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:
John T. Bradley, Esq.
Ryan Chavez, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, CA 92626
(714) 641-5100 / (714) 546-9035 (fax)

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-1,000) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$74,260.32	$14.85

*For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $74,260.32 by the Issuer in lieu of fractional shares immediately following a 1-for-2,500 reverse stock split to holders of fewer than 2,500 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.03 per pre-reverse split share and 2,475,344 pre-reverse split shares, the estimated aggregate number of shares held by such holders.

**Determined pursuant to Rule 0-11(b)(1) as the product of $74,260.32 and $0.0002.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14.85
Form or Registration No.: Schedule 13E-3
Filing Party: Global Diversified Industries, Inc.
Date Filed: May 10, 2011

TABLE OF CONTENTS

Page

Item 1. Summary Term Sheet	1

Item 2. Subject Company Information	1

Item 3. Identity and Background of Filing Person	2

Item 4. Terms of the Reverse/Forward Stock Split	2

Item 5. Past Contracts, Reverse/Forward Stock Splits, Negotiations and Agreements	3

Item 6. Purpose of the Reverse/Forward Stock Split and Plans or Proposals	3

Item 7. Purposes, Alternatives, Reasons and Effects	4

Item 8. Fairness of the Reverse/Forward Stock Split	4

Item 9. Reports, Opinions, Appraisals and Negotiations	4

Item 10. Source and Amount of Funds or Other Consideration	5

Item 11. Interest in Securities of the Subject Company	5

Item 12. The Solicitation or Recommendation	5

Item 13. Financial Statements	5

Item 14. Persons/Assets, Retained, Employed, Compensated or Used	5

Item 15. Additional Information	5

Item 16. Exhibits	5

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is filed by GLOBAL DIVERSIFIED INDUSTRIES, INC., a Nevada corporation (the “Company” or “we” and similar terms), with the Securities and Exchange Commission (the “Commission”) in connection with a going private transaction, in which the Company will effect a 1-for-2,500 reverse stock split (the “Reverse Split”) of its common stock, par value $0.001 per share (“Common Stock”). Those holders who, as a result of the Reverse Split, would hold solely fractional shares of the Common Stock will, in lieu thereof, receive cash payments equal to $0.03 per one pre-Reverse Split share and those holders will no longer be stockholders of the Company. Immediately following the Reverse Split, the Company will effect a 2,500-for-1 forward stock split (the “Forward Split,” and together with the Reverse Split, the “Reverse/Forward Stock Split”). Based on information available to the Company, the Reverse/Forward Stock Split will reduce the number of record holders of the Company’s Common Stock to fewer than 300. The Company intends to file a Form 15 with the Commission to terminate the registration of the Company’s Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon the filing of the Form 15, in the absence of action by the Commission, the Company will no longer be required to file periodic reports with the Commission, including annual reports on Form 10-K and quarterly reports on Form 10-Q, and will no longer be subject to the Commission’s proxy rules. In addition, the Company’s Common Stock will no longer be quoted on the OTC Bulletin Board.

Concurrently with the filing of this Amendment No. 2 to Schedule 13E-3, the Company is filing Amendment No. 2 to its information statement (the “Information Statement”) pursuant to Regulation 14C under the Exchange Act. A copy of the Information Statement is included as Exhibit (a) to this Schedule 13E-3. The information in the Information Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers about the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)           Name and Address. The name of the Company is GLOBAL DIVERSIFIED INDUSTRIES, INC. Its principal executive offices are located at 1200 Airport Drive, Chowchilla, CA, 93610, and its telephone number is (559) 665-5800.

(b)           Securities. As of June 24, 2011 there were 15,369,111 shares of Common Stock outstanding.

(c)           Trading Market and Price. The Company’s Common Stock has been and is currently traded on the over-the-counter market and quotations are published on the OTC Bulletin Board under the symbol “GDIV.”  The information set forth in the Information Statement under the caption “Price Range Of Common Stock And Dividends” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Information Statement under the caption “Price Range Of Common Stock And Dividends” is incorporated herein by reference.

(e)           Prior Public Offerings. Not applicable.

(f)           Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person.

(a)           Name and Address. GLOBAL DIVERSIFIED INDUSTRIES, INC., the subject company, and Phillip Hamilton, are the filing persons of this Schedule 13E-3. The business office address of the Company and Mr. Hamilton is 1200 Airport Drive, Chowchilla, CA 93610, and the telephone number of the Company and Mr. Hamilton is (559) 665-5800. The directors of the Company are Phillip Hamilton and Adam DeBard. The executive officers of the Company are Phillip Hamilton, President and Chief Executive Officer, and Adam DeBard, Secretary and Treasurer. The address of each officer and director is 1200 Airport Drive, Chowchilla, CA 93610.

(b)           Business and Background of Entities. Not applicable.

(c)           Business and Background of Natural Persons. With respect to Messrs. Hamilton and DeBard:

Phillip Hamilton, age 63, has over thirty years entrepreneurial and senior management experience in the manufacturing business. Since February 2003, Mr. Hamilton has been the Chief Executive Officer (“CEO”) and Chairman of the Company. As the CEO, he has directed the marketing, sales and administrative activities of the Company. From 1996 to January 2003, Mr. Hamilton was a consultant to Top Line Building Products (“Top Line”). Top Line is a truss manufacturing company that provides its products to major homebuilders in Northern California and it has annual revenues of approximately $8,000,000. As the CEO, Mr. Hamilton directed the marketing, sales and production activities of the Top Line, and oversaw the re-designing of Top Line’s original truss plant into a modern state-of-the-art manufacturing plant. From 1996 to February 2000, Mr. Hamilton was the Chairman and CEO of Pacesetter Industries, Inc. (“Pacesetter”). Pacesetter was one of the largest modular manufacturers of residential and commercial buildings in California. As CEO of Pacesetter, Mr. Hamilton was responsible for managing the marketing, sales and production activities of the company. Pacesetter was built from inception into one of California’s largest modular manufacturers producing and installing thousands of residential and commercial building. Pacesetter Industries, Inc. employed a staff of over 650 employees with annual sales of $50,000,000 in 1999 before having to file for Chapter 11 bankruptcy in 2000 (later converted to a Chapter 7). Mr. Hamilton attended Pacific Union College taking courses in Business Administration.

Adam N. DeBard, age 41, has over seventeen years of experience in the manufacturing and technology business sectors. Since February 2003, Mr. DeBard has been the Secretary and Treasurer of the Company and the President/Treasurer of its wholly-owned subsidiary, Global Modular, Inc. He is responsible for the cash management and accounting functions of both companies. From January 2001 to January 2003, Mr. DeBard was the Chief Information Officer (“CIO”) of Top Line. As the CIO, Mr. DeBard was responsible for the design, implementation and management of a corporate-wide computer network. From 1997 to December 2000, Mr. DeBard was the Vice President and CIO for Pacesetter. As such, Mr. DeBard was responsible for all computer software and hardware acquisitions, installations and maintenance for multiple branch offices. In addition, Mr. DeBard was responsible for computerizing the purchasing, estimation, production and engineering systems of Pacesetter. Mr. DeBard attended Walla Walla College for four years in Business Administration

No person set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

Messrs. Hamilton and DeBard are citizens of the United States.

Item 4. Terms of the Reverse/Forward Stock Split.

(a)           Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Special Factors,” “Description of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split” and “Costs of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)           Different Terms. Not applicable.

(d)           Appraisal Rights. The information set forth in the Information Statement under the caption “Other Considerations Regarding the Reverse/Forward Stock Split – Appraisal Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Stockholders. None.

(f)           Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Reverse/Forward Stock Splits, Negotiations and Agreements.

(a)           Transactions.

During the quarter ended January 31, 2009, the Company granted a stock option to Phillip Hamilton as CEO of the Company to purchase all or any part of an aggregate of 68,168,164 shares of our Common Stock. The exercise price for each share of Common Stock is $0.05.  The option has a term of seven years. The option shall vest and become exercisable upon the satisfaction in full (inclusive of all principal, interest and penalties) of a loan in the initial principal amount of $6.0 million made to the Company by Debt Opportunity Fund, LLP (subsequently assigned to Vicis Capital Master Fund). The loan has not been satisfied and the option has therefore never been exercisable. Accordingly, no value was ever attributed to the option and the Company believes that the option presently has no value.  In addition, no compensation or other costs have ever been charged to operations or otherwise in connection with the option.

(b)           Significant Corporate Events. None.

(c)           Negotiations or Contacts. None.

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the caption “Other Considerations Regarding the Reverse/Forward Stock Split – Agreements Involving Our Securities” is incorporated herein by reference.

Item 6. Purpose of the Reverse/Forward Stock Split and Plans or Proposals.

(b)           Use of Securities Acquired. The Company will make a cash payment of $0.03 per pre-Reverse Split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse Split. The fractional shares acquired in the Reverse/Forward Stock Split will be retired and returned to the status of authorized but unissued shares of Common Stock.

(c)           Plans.

(1)           None.

(2)           None.

(3)           Other than as described in this Schedule 13E-3 and the Information Statement, neither the Company nor its management has any current plans or proposals to change materially the Company’s dividend rate or policy, or indebtedness or capitalization.

(4)           None.

(5)           The information set forth in the Information Statement under the caption “Conduct Of Our Business After The Reverse Split” is incorporated herein by reference.

(6), (7) and (8)  The information set forth in the Information Statement under the caption “Conduct Of Our Business After The Reverse Split” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The information set forth in the Information Statement under the caption “Special Factors – Reasons for and Purposes of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Alternatives. The information set forth in the Information Statement under the caption “Special Factors – Strategic Alternatives Considered” is incorporated herein by reference.

(c)           Reasons. The information set forth in the Information Statement under the caption “Special Factors – Reasons for and Purposes of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Effects. The information set forth in the Information Statement under the captions “Special Factors – Effects of the Reverse/Forward Stock Split,” “Special Factors – Potential Disadvantages of the Reverse/Forward Stock Split,” “Special Factors – Effect of the Reverse/Forward Stock Split on Holders of Derivative Securities,” “Special Factors – Financial Effect of the Reverse/Forward Stock Split” and “Special Factors – Federal Income Tax Consequences of the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)           Fairness. Each filing person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders.  The information set forth in the Information Statement under the captions “Special Factors – Fairness of the Reverse/Forward Stock Split,” “Special Factors – Factors Considered to Determine Fairness” and “Special Factors – Fairness Determination by Phillip Hamilton” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Special Factors – Fairness of the Reverse/Forward Stock Split” and “Special Factors – Factors Considered to Determine Fairness” is incorporated herein by reference.

(c)           Approval of Security Holder. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Special Factors – Vote Required” is incorporated herein by reference.

(d)           Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Reverse/Forward Stock Split and/or preparing a report concerning the fairness of the Reverse/Forward Stock Split. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(e)           Approval of Directors. The Reverse/Forward Stock Split was approved unanimously by the Company’s Board of Directors. The Company’s Board of Directors does not include any directors who are not employees of the Company. The information set forth in the Information Statement under the caption “Summary of Terms of Reverse/Forward Stock Split” is incorporated herein by reference.

(f)           Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)           Report, Opinion or Appraisal. None.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)           Availability of Documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.

(a)           Source of Funds. The costs of the Reverse/Forward Stock Split and related fees and expenses will be paid out of the Company’s cash on-hand.

(b)           Conditions. None.

(c)           Expenses. The information set forth in the Information Statement under the caption “Costs of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

(a)           Security Ownership. The information set forth in the Information Statement under the captions “Other Considerations Regarding the Reverse/Forward Stock Split – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the captions “Questions and Answers about the Reverse/Forward Stock Split,” “Summary of Terms of Reverse/Forward Stock Split,” “Special Factors – Vote Required, ” “Special Factors – Background of the Reverse/Forward Stock Split” and “Interests of Certain Persons” is incorporated herein by reference.

(e)           Recommendations of Others. None.

Item 13. Financial Statements.

(a)           Financial Information. The information set forth in the Information Statement under the captions “Financial Statements” and “Summary Financial Information” is incorporated herein by reference.

(b)           Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitation or Recommendations. Not applicable.

(b)           Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

(b)           Other Material Information. The information set forth in the Information Statement, including all appendices thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)	The Company’s Information Statement on Schedule 14C filed with the Commission concurrently with this form is incorporated herein by reference.

(b)           Not applicable.

(c)           Not applicable.

(d)	(d)(1)
Loan and Stock Conversion Agreement by and among Global Modular Inc., Michael Trevino and James Lee, LLC, dated December 8, 2005 (incorporated by reference to Exhibit (d)(1) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(2)
Loan and Securities Purchase Agreement by and between Global Diversified Industries, Inc. and Debt Opportunity Fund, LLP, dated December 19, 2008 (incorporated by reference to Exhibit 10.8 to the registrant’s Current report on Form 8-K for February 5, 2009, as filed with the Commission on February 9, 2009)

(d)(3)
Senior Secured Promissory Note dated December 19, 2008 by and between Global Diversified Industries, Inc. and Debt Opportunity Fund, LLP (incorporated by reference to Exhibit 10.9 to the registrant’s Current Report on Form 8-K for February 5, 2009, as filed with the Commission on February 9, 2009)

(d)(4)
Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (incorporated by reference to Exhibit (d)(4) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(5)
Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock (incorporated by reference to Exhibit (d)(5) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(6)
Amended and Restated Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock (incorporated by reference to Exhibit (d)(6) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(7)
First Amendment to the Amended and Restated Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock (incorporated by reference to Exhibit (d)(7) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(8)
Second Amendment to the Amended and Restated Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock (incorporated by reference to Exhibit (d)(8) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(9)
Third Amendment to the Amended and Restated Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock (incorporated by reference to Exhibit (d)(9) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(10)
Amended and Restated Security Agreement by and between Global Diversified Industries, Inc. and Babirak Carr, P.C., solely as administrative agent for Vicis Capital Master Fund, dated June 25, 2008 (incorporated by reference to Exhibit (d)(10) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(11)
Sixth Amendment to the Security Agreement by and among Global Diversified Industries, Inc., the subsidiaries of Global Diversified, Inc. and Vicis Capital Master Fund, dated January 7, 2011 (incorporated by reference to Exhibit (d)(11) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011).

(d)(12)
Form of Registration Rights Agreement for Series B and Series C Convertible Preferred Stock (incorporated by reference to Exhibit (d)(12) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(13)
Form of Registration Rights Agreement for Series D Convertible Preferred Stock (incorporated by reference to Exhibit (d)(13) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(14)
Form of Common Stock Purchase Warrant for Series B and Series C Convertible Preferred Stock (incorporated by reference to Exhibit (d)(14) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(15)
Form of Common Stock Purchase Warrant for Series D Convertible Preferred Stock (incorporated by reference to Exhibit (d)(15) to the registrant’s Schedule 13E-3 filed with the Commission on May 10, 2011)

(d)(16)	Stock Option Agreement dated December 17, 2008 (incorporated by reference to Exhibit (d)(16) to the registrant’s Schedule 13E-3 filed with the Commission on June 20, 2011)

(f)	Chapter 92A of the Nevada Revised Statutes (filed as Appendix C to the Information Statement filed with the Commission concurrently with this form and incorporated herein by reference)

(g)        Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GLOBAL DIVERSIFIED INDUSTRIES, INC.

By:	/s/ Phillip Hamilton
Phillip Hamilton
Chairman and Chief Executive Officer

Date:	June 24, 2011

By:	/s/ Phillip Hamilton
Phillip Hamilton

Date:	June 24, 2011

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit (a)	Information Statement on Schedule 14C (filed with the Commission concurrent with this form and incorporated herein by reference)